[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

September 23, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Funds II
Post-Effective Amendment No. 33 to Registration Statement on Form N-1A
Securities Act File No. 333-142592

Ladies and Gentlemen:

     On behalf of Funds II (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 33 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock Income Builder Portfolio (the “Fund”).

     The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act to update the disclosure to reflect changes to the Fund’s investment objective, investment strategy and risk factors. The Fund will also change its name to the “BlackRock Global Dividend Income Portfolio.”

     The Fund is changing its investment objective to seek to provide a level of current income that exceeds the average yield on global stocks generally. The Fund is changing its principal investment strategies to invest, under normal circumstances, at least 80% of its net assets in dividend-paying equity securities and at least 40% of its assets outside of the U.S. The Fund will primarily invest in common stock, preferred stock, securities convertible into common and preferred stock and non-convertible preferred stock. The Fund may also invest up to 20% of total assets in global fixed income securities, including corporate bonds, U.S. Government debt securities, non-U.S. Government and supranational debt securities, asset-backed securities, mortgage-backed securities, emerging market debt securities and non-investment grade debt securities. The Fund will not have any geographic limits in where it may invest and will have no specific policy on the number of different countries in which it will invest. The Fund may use derivatives, including options, futures, indexed securities, inverse securities, swaps and forward contracts both to seek to increase the return of the Fund or to hedge the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. The Fund has revised its principal investment risks accordingly. In addition to the changes in investment objective and investment strategy, the investment process of the Fund is being revised.

     The Fund’s description of its principal and other risks and operations has been reviewed by the Staff of the Securities and Exchange Commission in prior filings by the Registrant or

Securities and Exchange Commission
September 23, 2010

other BlackRock Funds. If you have any questions or comments with respect to the Registration Statement, please call me at 212-728-8681.

          Sincerely,

/s/ Jack D. Cohen
Jack D. Cohen

cc:	Ben Archibald, Esq.
Edward Gizzi, Esq.